Exhibit 99.6

CONVERTIBLE PROMISSORY NOTE AMENDING AGREEMENT #2

THIS CONVERTIBLE PROMISSORY NOTE AMENDING AGREEMENT (this “Agreement”) is made as of September 15, 2022.

BETWEEN:

RWB PLATINUM VAPE INC.

(the “Borrower”)

-	and -

RED WHITE & BLOOM BRANDS INC.

(the “Parent”)

-	and -

DE ZEN INVESTMENTS CANADA LIMITED

(the “Noteholder”)

WHEREAS:

A.	On October 4, 2021, the Borrower issued an amended and restated convertible promissory note to the Borrower in the principal amount of US$5,000,000.00 (the “Note”);

B.	The Note was amended by an amending agreement dated November 25, 2021 (the “Amending Agreement #1”) to amend, among other things, the principal amount of the Note to US$5,400,000;

C.	The Note is convertible into Common Stock of the Parent; and

D.	The Borrower, the Parent and the Noteholder have agreed to further amend the Note as set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Interpretation. Capitalized terms not otherwise defined in this Agreement shall have the terms attributed to them in the Note.

2.	Amendment to Note.

(a)	The reference to “September 14, 2023” in the first paragraph of the Note is hereby deleted and replaced with “September 12, 2024”.

(b)	The reference to “USD $0.57” in Section 1.3 of the Note is hereby deleted and replaced with “USD $0.15”.

(c)	The Note is amended by adding the following new Section 4.12:

“4.12 Expenses. The Borrower will pay (a) all reasonable out-of-pocket expenses incurred by the Holder, including the reasonable fees, charges and disbursements of counsel for the Holder and all applicable taxes, in connection with the preparation and administration of this Note and any amendment to the Security Agreement, (b) all reasonable out-of-pocket expenses incurred by the Holder and all applicable taxes, including the reasonable fees, charges and disbursements of counsel for the Holder, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the ancillary documents relating to the Note and the Security Agreement (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out-of-pocket expenses incurred by the Holder, including fees, charges and disbursements of any counsel for the Holder and all applicable taxes, in connection with the assessment, enforcement or protection of its rights in connection with this Note and Security Agreement. All amounts due under this Section 4.12 will be payable not later than five days after written demand therefor.”

3.	Replacement Note. Upon execution of this Agreement, the Noteholder will be deemed to be the holder of a Note as amended by this Agreement. The physical certificate representing the Noteholder’s existing Note will be deemed to represent such Note as further amended by this Agreement.

4.	Confirmation. The parties acknowledge that the Note, as amended by the Amending Agreement #1 and by this Agreement, is in full force and effect, without novation, and confirm that the terms, covenants and conditions of the Note shall remain unchanged except as expressly modified by the Amending Agreement #1 and by this Agreement. In the event of a conflict, however, between this Agreement, on the one hand, and the Note and the Amending Agreement #1, on the other hand, the provisions of this Agreement shall prevail.

5.	Further Assurance. The parties shall, from time to time, do all such acts and things and execute and deliver all such other agreements and instruments as may be reasonably required in order to carry out the intent of this Agreement.

6.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

7.	Counterparts. This Agreement may be executed in counterparts, each of which, when executed by a party to this Agreement, will be deemed to be an original and those counterparts will together constitute one and the same instrument. Counterparts may be delivered by facsimile, PDF transmission or other means of electronic communication (including through the use of DocuSign and similar applications).

8.	Entire Understanding. This Agreement sets forth the entire understanding of the parties with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF the parties have duly executed this Convertible Promissory Note Amending Agreement as of the date first written above.

BORROWER:

RWB PLATINUM VAPE INC.

By:	/s/ "Brad Rogers"
Name: Brad Rogers
Title: Chief Executive Officer

PARENT:

RED WHITE & BLOOM BRANDS INC.

By:	/s/ "Brad Rogers"
Name: Brad Rogers
Title: Chief Executive Officer

NOTEHOLDER:

DE ZEN INVESTMENTS CANADA LIMITED

By:	/s/ "Vic De Zen"
Name: Vic De Zen
Title: President